UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ) *

Surface Oncology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86877M209

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 86877M209	Page 2 of 10

1.	Names of Reporting Persons Lilly Ventures Fund I, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,447,817 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,447,817 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,447,817
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.5% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, LV owns 3,447,817 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management’s voting and dispositive decisions with respect to the shares held by LV are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(3)	This percentage is calculated based upon 27,681,724 outstanding shares of Common Stock of the Issuer as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 as filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP 86877M209	Page 3 of 10

1.	Names of Reporting Persons LV Management Group, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,453,877 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,453,877 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,453,877
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.5% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, LV owns 3,447,817 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management also has voting and dispositive authority over 6,060 shares issuable upon exercise of options held by Dr. Shanafelt that are exercisable within 60 days of December 31, 2018. LV Management’s voting and dispositive decisions with respect to the shares held by LV and the shares underlying such options are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to such shares.

(3)	This percentage is calculated based upon 27,681,724 outstanding shares of Common Stock of the Issuer as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 as filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP 86877M209	Page 4 of 10

1.	Names of Reporting Persons S. Edward Torres
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,453,877 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,453,877 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,453,877
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.5% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, LV owns 3,447,817 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management also has voting and dispositive authority over 6,060 shares issuable upon exercise of options held by Dr. Shanafelt that are exercisable within 60 days of December 31, 2018. LV Management’s voting and dispositive decisions with respect to the shares held by LV and the shares underlying such options are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to such shares.

(3)	This percentage is calculated based upon 27,681,724 outstanding shares of Common Stock of the Issuer as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 as filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP 86877M209	Page 5 of 10

1.	Names of Reporting Persons Steven E. Hall, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,453,877 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,453,877 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,453,877
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.5% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, LV owns 3,447,817 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management also has voting and dispositive authority over 6,060 shares issuable upon exercise of options held by Dr. Shanafelt that are exercisable within 60 days of December 31, 2018. LV Management’s voting and dispositive decisions with respect to the shares held by LV and the shares underlying such options are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to such shares.

(3)	This percentage is calculated based upon 27,681,724 outstanding shares of Common Stock of the Issuer as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 as filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP 86877M209	Page 6 of 10

1.	Names of Reporting Persons Armen B. Shanafelt, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,453,877 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,453,877 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,453,877
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.5% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, LV owns 3,447,817 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management also has voting and dispositive authority over 6,060 shares issuable upon exercise of options held by Dr. Shanafelt that are exercisable within 60 days of December 31, 2018. LV Management’s voting and dispositive decisions with respect to the shares held by LV and the shares underlying such options are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to such shares.

(3)	This percentage is calculated based upon 27,681,724 outstanding shares of Common Stock of the Issuer as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 as filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP 86877M209	Page 7 of 10

Item 1(a).	Name of Issuer: Surface Oncology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
50 Hampshire Street, 8th Floor
Cambridge, MA 02139

Item 2(a).	Name of Person Filing:

(i)	Lilly Ventures Fund I, LLC
(ii)	LV Management Group, LLC
(iii)	S. Edward Torres
(iv)	Steven E. Hall, Ph.D.
(v)	Armen B. Shanafelt, Ph.D.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, Indiana 46204.

Item 2(c).	Citizenship:

(i)	Lilly Ventures Fund I, LLC	Delaware limited liability company
(ii)	LV Management Group, LLC	Delaware limited liability company
(iii)	S. Edward Torres	United States citizen
(iv)	Steven E. Hall, Ph.D.	United States citizen
(v)	Armen B. Shanafelt, Ph.D.	United States citizen

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 86877M209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

	Number of Shares
	Held	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition		Beneficially	Beneficial Ownership Percentage
Reporting Person	Directly	Sole	Shared (1)	Sole	Shared (1)	Owned	(2)
Lilly Ventures Fund I, LLC	3,447,817	0	3,447,817	0	3,447,817	3,447,817	12.5%
LV Management Group, LLC	0	0	3,453,877	0	3,453,877	3,453,877	12.5%
S. Edward Torres	0	0	3,453,877	0	3,453,877	3,453,877	12.5%
Steven E. Hall, Ph.D.	0	0	3,453,877	0	3,453,877	3,453,877	12.5%
Armen B. Shanafelt, Ph.D.	6,060	0	3,453,877	0	3,453,877	3,453,877	12.5%

CUSIP 86877M209	Page 8 of 10

(1)	LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management also has voting and dispositive authority over 6,060 shares issuable upon exercise of options held by Dr. Shanafelt that are exercisable within 60 days of December 31, 2018. LV Management’s voting and dispositive decisions with respect to the shares held by LV and the shares underlying such options are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to such shares.

(2)	This percentage is calculated based upon 27,681,724 outstanding shares of Common Stock of the Issuer as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 as filed with the Securities and Exchange Commission on November 13, 2018.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Eli Lilly and Company, as the holder of an economic interest in LV, has the right to receive dividends from, or the proceeds from the sale of, a portion of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP 86877M209	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

LILLY VENTURES FUND I, LLC

By:	LV Management Group, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

/s/ S. Edward Torres
S. EDWARD TORRES

/s/ Steven E. Hall, Ph.D.
STEVEN E. HALL PH.D

/s/ Armen B. Shanafelt, Ph.D.
ARMEN B. SHANAFELT, PH.D

CUSIP 86877M209	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 14, 2019

LILLY VENTURES FUND I, LLC

By:	LV Management Group, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

/s/ S. Edward Torres
S. EDWARD TORRES

/s/ Steven E. Hall, Ph.D.
STEVEN E. HALL PH.D

/s/ Armen B. Shanafelt, Ph.D.
ARMEN B. SHANAFELT, PH.D